LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2008	aschick@luselaw.com

June 10, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Michael R. Clampitt, Esq.
Mail Stop 4561

Re:	First Sentry Bancshares, Inc. (Registration No. 333-156180)
Registration Statement on Form S-4

Dear Mr. Clampitt:

             On behalf of First Sentry Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”). The Company has updated the Amended S-4 to reflect March 31 business and financial information. Set forth below are the comments from the Staff’s comment letter dated February 27, 2009, as well as the Company’s responses to those comments. The Amended S-4 has been blacklined to reflect changes from the previous filing.

Amendment No. 1 to Form S-4

General

1.
Please update the filing to include any known information about your or Guaranty Financial’s financial condition or results of operations during your or Guaranty Financial’s last completed fiscal year or quarter or for any more recent developments that would be material to your or Guaranty Financial’s stockholders. If you do not have any such information, please indicate in your response letter that there have been no material adverse changes to the financial condition or results of operations of either company.

Securities and Exchange Commission
June 10, 2009

The Company and Guaranty Financial Services, Inc. (“Guaranty Financial”) have updated the Amended S-4 to include December 31, 2008 year end and March 31, 2009 quarter end business and financial information.

First Sentry Bancshares, Inc. Financial Statements

Independent Auditors’ Report, page F-2

2.
We note that the report of Hess, Stewart & Campbell, PLLC on the financial statements of First Sentry Bancshares, Inc. refers to an audit conducted in accordance with U.S. generally accepted auditing standards. An audit report on an issuer that is included in an SEC filing, including an initial public offering, is required to refer to the standards of the Public Company Accounting Oversight Board (United States), as opposed to U.S. generally accepted auditing standards. Please refer to Section V.I.A. of the June 15, 2004 SEC Regulations Committee Minutes which are available on the AICPA’s website at the following link: http//thecaq.org/resources/secregs/pdfs/highlights/2004_0615_highlights.pdf.

The Audit Report of Hess, Stewart & Campbell, PLLC has been revised, as requested.

Guaranty Financial Services, Inc. Financial Statements

Note 1 – Summary of Significant Accounting Policies, page G-10

3.
Please revise to include your accounting policy for determining and recording the charge for other than temporary impairment of your investment securities. As discussed during your conference call on February 26, 2009, when a company determines that a decline in fair value on a security is other than temporary, the security shall be written down to fair value. Please refer to paragraph 16 of SFAS 115.

Guaranty Financial has added the disclosure to page G-12, as requested.

Note 3 – Securities, page G-14

4.
We note your response to comment 49 of our letter dated January 13, 2009. In this response you state that FCBI Capital Trust I had suspended interest payments in late December 2008 and that you were considering this security for other than temporary impairment at December 31, 2008. Further, in our conference call on February 26, 2009, you told us that you had determined that this security was other than temporarily impaired at December 31, 2008, and that you planned to record an impairment charge on this investment during the quarter ending December 31, 2008. We understood that while you may have taken an impairment charge for “credit losses” we remain unclear whether you have fully complied with paragraph 16 of SFAS 115. Please provide us your analysis supplementally for this impairment and any others that you have finalized for the quarter ended December 31, 2008.

Securities and Exchange Commission
June 10, 2009

As part of the final analysis of the securities held in the investment portfolio owned by Guaranty Financial at December 31, 2008, Guaranty Financial determined that based on the current financial condition of the underlying banks which issued the privately placed Trust Preferred Securities, that an other-than-temporary impairment charge (“OTTI”) should be taken for the entire amount of the fair value decline as of December 31, 2008. In addition, Guaranty Financial also recognized an OTTI charge on a debenture bond issued by a bank that had underlying financial difficulties for the entire amount of the fair value decline. These adjustments are in accordance with the guidance of SFAS 115, paragraph 16. Guaranty Financial also evaluated the portfolio as of March 31, 2009 and determined additional OTTI charges were required at that date on these same securities. Guaranty Financial has provided a detailed disclosure of these other-than-temporary impairment charges in Note 3 to their March 31, 2009 and December 31, 2008 consolidated financial statements and provided further detailed discussions of the other-than-temporary impairment charges on pages 155 and 156 of Guaranty Financial’s Management’s Discussion and Analysis.

In addition, the following information is provided supplementally to explain the work performed at December 31, 2008 and March 31, 2009, to determine these OTTI charges. Portions of this discussion had previously been discussed with the SEC staff as part of the February 26, 2009 conference call. During Guaranty Financial’s review of their investment portfolio for impairment, management considered their current pricing methodology for their bond portfolio with specific emphasis on the trust preferred securities. For those securities that cannot be priced using quoted market prices or observable inputs, a Level 3 valuation is determined. Given the conditions in the debt markets, the absence of a significant amount of observable transactions in the secondary and new issue markets during the third and fourth quarters of 2008 and the overall inactivity of the market, Guaranty Financial determined that all of the trust preferred securities should be classified within the Level 3 of the fair value hierarchy.

Securities and Exchange Commission
June 10, 2009

The trust preferred securities were acquired at origination and continue to be inactively traded. In valuing such instruments, management of Guaranty Financial, along with the assistance of a third party servicer, has made internal assumptions about future cash flows and certain risk adjusted discount rates, primarily based on unobservable market inputs. This analysis is used to determine principal and interest break points and helps Guaranty Financial to determine temporary declines in value versus other than temporary impairment. In addition to considering standard asset quality measures like percentage of noncurrent loans and non-performing assets to total loans, consideration was also afforded to an issuing bank’s level of loan concentration, asset quality measures, level of profitability and liquidity in order to estimate the issuing bank’s expected default frequency. The issuing banks were then ranked by a composite credit score comprised of the expected default rate ranking (weighted at 66.7%) and the most recent level of nonperforming assets to total loans plus other real estate owned (33.3%) to determine the composite credit score.

Due to the declining interest rate environment and ongoing economic downturn, the spreads on trust preferred issuances have widened to the 600 basis point level and refinancing of such issuances is not likely until such time as the spreads narrow. The original market in which these trust preferred securities were issued had a market yield based on the period to the first call date – typically 3 to 5 years. However, due to the ongoing credit and liquidity issues within the banking industry, trust preferred securities’ yields are being priced to an expected life of 10 years from the date of valuation. Accordingly, the estimates of fair value were based on these significantly increased spread estimates and an estimated 10 year expected life on the trust preferred securities.

Trust preferred securities are long-term (usually 30-year maturity with issuer option to redeem in whole or part usually after five year anniversary date) instruments with characteristics of both debt and equity, issued by banks or bank holding companies. Management believes trust preferred valuations have been negatively affected by concerns that the underlying banks may have significant exposure to losses from sub-prime mortgages, defaulted collateralized debt obligations or other concerns. Because of the lack of an active market, the determinations of fair value assume that market participants would utilize the same assumptions in determining a price.

Securities and Exchange Commission
June 10, 2009

As more fully disclosed in Note 3 to the March 31, 2009 and December 31, 2008 consolidated financial statements, Guaranty Financial’s review of their investment portfolio for impairment resulted in OTTI pre-tax charges of $867,082 and $805,994 for the year ended December 31, 2008 and for the three month period ended March 31, 2009, respectively. Included in the impairment charge of $805,994 for the three month period ended March 31, 2009 were $443,323 and $161,497 of writedowns of Silverton Bank trust preferred securities and Silverton Bank common stock that were deemed to have no value as a result of the Office of the Comptroller of the Currency’s closing of Silverton Bank during May, 2009. Guaranty Financial has determined the declines in fair value of the trust preferred securities, structured note and Silverton Bank common stock to be other-than-temporary due to the length of time and the extent to which fair value has been less than cost, the continued deterioration of the underlying issuers’ financial conditions and near-term prospects of the underlying issuers as well as the suspension of the payment of interest by two issuers. A summary of Guaranty Financial’s analysis of the trust preferred securities, structured note and Silverton Bank common stock that resulted in impairment charges taken for the year ended December 31, 2008 and the three months ended March 31, 2009 are included below.

	December 31, 2008
Issuer	Carrying Value	Unrealized Gain/(Loss)	Fair Value	Estimated OTTI

CBS Financial Capital Trust II	$330,000.00	$(124,773.00)	$205,227.00	$124,773.00

Community Financial Service Trust II	400,000.00	(182,480.00)	217,520.00	182,480.00

CFSI Trust IV	425,000.00	(199,197.50)	225,802.50	199,197.50

Crescent Capital Trust II	400,000.00	(157,480.00)	242,520.00	157,480.00

FCBI Capital Trust I	300,000.00	(193,151.70)	106,848.30	193,151.70

UCBI Structured Note	500,000.00	(10,000.00)	490,000.00	10,000.00

	$2,355,000.00	$(867,082.20)	$1,487,917.80	$867,082.20

	March 31, 2009
Issuer	Carrying Value	Unrealized Gain/(Loss)	Fair Value	Estimated OTTI

CBS Financial Capital Trust II	$205,227.00	$(50,886.00)	$154,341.00	$50,886.00

Community Financial Service Trust II	217,520.00	(217,520.00)	—	217,520.00

CFSI Trust IV	225,802.50	(225,802.50)	—	225,802.50

Crescent Capital Trust II	242,520.00	(76,080.00)	166,440.00	76,080.00

FCBI Capital Trust I	106,848.30	(37,908.30)	68,940.00	37,908.30

UCBI Structured Note	490,000.00	(36,300.00)	453,700.00	36,300.00

Silverton Bank, N.A. (common stock)	161,497.00	(161,497.00)	—	161,497.00

	$1,649,414.80	$(805,993.80)	$843,421.00	$805,993.80

Securities and Exchange Commission
June 10, 2009

Please include detailed disclosures in this area in your next amendment either in your MD&A disclosures related to updated financial statements as of December 31, 2008, or alternatively, in the Recent Developments section for your December 31, 2008 results should you not update your financial statements. Please also disclose any other impairment charges recorded in the quarter ended December 31, 2008, or later, and provide similar disclosure to those requested above, as applicable.

Guaranty Financial has added more detailed disclosures, as requested on pages 134, 135, 155, and 156 as well as inclusion of expanded disclosures in Notes 3 and 13 to the March 31, 2009 and December 31, 2008 consolidated financial statements.

Note 13 – Fair Value of Financial Instruments, page G-32

5.
On page G-34, we note you have classified available for sale securities as having Level 2 inputs. Based on our review of your response to comment 49 and our discussions on February 26, 2009, it appears that significant unobservable inputs were used in determining the fair value of these securities and that these securities would be more appropriately classified as having Level 3 inputs. Please revised as applicable and especially include the disclosures required by paragraph 32(c) - (e) of SFAS 157, or tell us why a revision is not required.

In connection with the detailed analysis performed as part of the preparation of the December 31, 2008 Guaranty Financial financial statements, and after considering the absence of a significant amount of observable transactions in the secondary and new issue trust preferred markets during the third and fourth quarters of 2008 and first quarter of 2009, which resulted in the need to utilize a significant amount of unobservable inputs in the determination of fair value, Guaranty Financial classified trust preferred securities as having Level 3 inputs and expanded the disclosures as set forth in Note 13 to the March 31, 2009 and December 31, 2008 consolidated financial statements as required by SFAS 157.

As a related matter, please revise your MD&A to provide clearer and more transparent disclosure regarding your fair value measurements, particularly with regard to financial instruments that are not currently actively traded. Please consider the following illustrative letters sent by the Division of Corporation Finance in March 2008 and September 2008 to certain public companies identifying disclosure issues to consider with respect to fair value measurements: http//www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm and http//www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

Guaranty Financial has revised its disclosure, as requested on pages 134 and 135.

Securities and Exchange Commission
June 10, 2009

*     *     *     *     *

             We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Alan Schick

Alan Schick

Enclosures
cc:	Justin Dobbie, Esq.
Babette Cooper, CPA
Amit Pande, CPA
Geoff Sheils, First Sentry Bancshares, Inc.
Marc Sprouse, Guaranty Financial Services, Inc.
Frank McCreary, Esq.
Benjamin Azoff, Esq.